UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Alcentra Capital Corporation

Address of Principal Business Office:	200 Park Avenue, 7th Floor New York, NY 10166

Telephone Number:	(212) 922-8940

Name and Address of Agent	Paul J. Echausse
For Service of Process:	President and Chief Executive Officer
Alcentra Capital Corporation
200 Park Avenue, 7th Floor New York, NY 10022

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

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SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the State of New York on the 12th day of March, 2014.

Alcentra Capital Corporation

By:

/s/ Paul J. Echausse

Name:     Paul J. Echausse

Title:       President and Chief Executive Officer

Attest:

/s/ Ellida McMillan

Name:     Ellida McMillan

Title:       Chief Accounting Officer